UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

RESULTS OF POSTAL BALLOT
INDEX TO EXHIBITS
EXHIBIT 99.1

RESULTS OF POSTAL BALLOT

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby furnishes with the United States Securities and Exchange Commission this Report on Form 6-K regarding the copy of the Postal Ballot voting results, scrutinizer’s report and minutes of the proceedings of the Postal Ballot concluded on May 24, 2026.

The following is a brief description of the matter voted upon by the members of the Company through e-voting:

1)	Appointment of Diane Enberg Jurgens (DIN: 11585200), as an Independent Director for a term of three years effective from April 22, 2026 to April 21, 2029
2)	Re-appointment of Helene Auriol Potier (DIN: 10166891), as an Independent Director for a second term of five years effective from May 26, 2026 to May 25, 2031

The matters to be voted upon were notified to the Indian shareholders as on cutoff date determined by the Company and to all registered holders of American Depositary Shares (“ADSs”) who were holding the ADSs on a cutoff date determined by the Depositary.

As per the Indian Companies Act, 2013, the Company provided its members the facility to cast their votes by electronic means (“E-voting”) for all resolutions. The e-voting period commenced on April 25, 2026 9:00 hours (IST) and ended on May 24, 2026 17:00 hours (IST).

All resolutions as set out in the postal ballot notice have been duly passed by the shareholders/ registered holders of ADSs with requisite majority.

A copy of the intimation as disseminated by Infosys Limited to the stock exchanges in this regard is attached to this Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: May 29, 2026	/s/ A.G.S. Manikantha A.G.S. Manikantha Company Secretary

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Results of Postal Ballot